Exhibit 21.1

Significant Subsidiaries of Dynegy Inc.
As of December 31, 2009

SUBSIDIARY		STATE OR COUNTRY OF INCORPORATION

1.	Dynegy Holdings Inc.	Delaware
2.	Illinova Corporation	Illinois
3.	DMT Holdings, Inc.	Delaware
4.	Dynegy Falcon Holdings Inc.	Delaware
5.	Dynegy Midwest Generation, Inc.	Illinois
6.	Dynegy Northeast Generation, Inc.	Delaware